Exhibit 99.2

4d Pharma PLC

4D pharma appoints John Doyle as Chief Financial Officer

Leeds, UK, January 3, 2022 – 4D pharma plc (AIM: DDDD, NASDAQ: LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announces the appointment of John Doyle as Chief Financial Officer (CFO). Mr. Doyle brings over 15 years of experience leading and developing the financial operations, strategy, and investor relations functions at public healthcare companies.

“We are delighted to welcome John to 4D pharma at this exciting stage of the company’s growth, following our NASDAQ listing in 2021,” said Duncan Peyton, Chief Executive Officer of 4D pharma. “John’s extensive financial experience in diverse healthcare organizations and transformational events will be invaluable as 4D pharma continues to make progress in the clinic on multiple fronts with our Live Biotherapeutic programs.”

“I am honored to join a company that is committed to delivering a revolutionary class of medicines by harnessing bacteria from the microbiome, said John Doyle, Chief Financial Officer of 4D pharma. “The 4D pharma team has built an impressive pipeline across key areas of high unmet need and I am excited for the opportunity to execute on the company’s growth strategy and financial goals.”

Mr. Doyle joins 4D pharma after serving as CFO at Chiasma Inc., a publicly traded biopharmaceutical company acquired by Amryt Pharma in 2021. Prior to Chiasma, John was Vice President of Finance and Investor Relations at Verastem Inc., a publicly traded biopharmaceutical company. Prior to joining Verastem in February 2018, he served as Head of Financial Planning & Analysis at SimpliVity Corp., a software company that was acquired by Hewlett Packard Enterprises in February 2017. Before that, Mr. Doyle was Director of Business Unit Financial Planning & Analysis, Early Phase Division, at PAREXEL, a publicly traded pharmaceutical contract research organization. Earlier in his career, he served in increasingly senior financial planning and analysis roles at Hologic, Inc., a publicly traded provider of medical diagnostic, surgical and imaging products. Mr. Doyle holds a B.S. in finance from the University of Massachusetts.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has five clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA® (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

Contact Information:

4D pharma

Investor Relations: ir@4dpharmaplc.com

Singer Capital Markets - Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Philip Davies / James Fischer (Corporate Finance)

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson

Stern Investor Relations, Inc. +1-212-362-1200

Julie Seidel Julie.seidel@sternir.com

Image Box Communications +44 (0)20 8943 4685

Neil Hunter / Michelle Boxall

neil@ibcomms.agency / michelle@ibcomms.agency

6 Degrees

Lynne Dardanell +1-336-202-9689

ldardanell@6degreespr.com

Forward-Looking Statements

This announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this announcement, including without limitation statements regarding the efficacy of Live Biotherapeutics including Blautix®, its ability to impact the treatment of irritable bowel syndrome, regulatory interactions, and the utility of the MicroRx® and MicroDx® platforms are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties, some of which are significant or beyond its control, and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including the risks relating to the activity and efficacy of its Live Biotherapeutic drug candidates including Blautix, interactions with regulatory bodies including the US FDA, and those additional risks and uncertainties described the documents filed by the Company with the US Securities and Exchange Commission (“SEC”), should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of its forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.